UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
Amendment No. 3-Final Amendment

(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Securities Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the
Exchange Act of 1934

SMSA Treemont Acquisition Corp.

(Name of Issuer)

SMSA Treemont Acquisition Corp.
Lucose Corp.
Guangyin Meng
Dianshun Zhang
Guo Wang
Xuchun Wang
Guangxiang Meng
Binglong Qiao
Lingfa Huang

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78458E102

(CUSIP Number of Class of Securities)

Guo Wang Ruixing Industry Park, Dongping County, Shandong, China 271509 Tel: 86-538-241-7858	Barry I. Grossman, Esq. Sarah E. Williams, Esq. Ellenoff Grossman & Schole LLP 150 East 42nd Street New York, New York 10017 Tel: (212) 370-1300 Fax: (212) 370-7889

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☐	c. A tender offer.
☑	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$280,000	$32.09***

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than 12,363,885 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $0.30 in cash per share. There were 930,612 shares of Common Stock of outstanding that were not beneficially owned by the Filing Persons as of July 25, 2012.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended. The fee is calculated by multiplying the transaction valuation by 0.0001146.

***	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXPLANATORY NOTE

This Amendment No. 3 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by SMSA Treemont Acquisition Corp. (“SMSA”), Lucose Corp. (“Lucose”), Guangyin Meng, Dianshun Zhang, Guo Wang, Xuchun Wang, Binglong Qiao, Lingfa Huang and Guangxiang Meng, (together with SMSA and Lucose, the “Filing Persons”) on July 25, 2012, as amended and restated by Amendment No. 1 to the Schedule 13E-3 filed on September 25, 2012, and Amendment No. 2 to the Schedule 13E-3 filed on October 5, 2012 in connection with the short-form merger of SMSA with Lucose, pursuant to Section 92A.180 of the Nevada Revised Statutes (the “NRS”). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.

The merger of SMSA with Lucose, pursuant to Section 92A.180 of the NRS became effective on November 13, 2012 (the “Effective Date”). After the merger, SMSA will be merged into Lucose with Lucose being the surviving entity.

Pursuant to the terms of the merger, each outstanding share of common stock (other than shares held by Lucose and shares held in treasury, if any) was converted into the right to receive $0.30 per share in cash, without interest. Notices of Merger and Dissenter’s Rights and Letters of Transmittal will be mailed to the former holders of such shares by the paying agent for the short-form merger as promptly as practicable, but in no event later than ten calendar days following the date the merger became effective, and should be read carefully.

Item 16.  Exhibits

Exhibit Number	Description
(a)(1)	Letter from Lucose Corp. to Stockholders of SMSA Treemont Acquisition Corp. *

(a)(2)	Form of Notice of Merger and Dissenter’s rights *

(b)	None

(c)	None

(d)(1)
Transfer and Assignment Agreement by and between Chongxin Xu and Guangxiang Meng,  and Xuchun Wang, Binglong Qiao, Linfa Huang and Guo Wang (collectively the “Optionee Shareholders”), dated July 27, 2012 *

(d)(2)	Contribution Agreement by and between contributing shareholder and Lucose Corp. dated August 10, 2012.*

(d)(3)	Amendment to Option Agreement by and between Guangxiang Meng and Binglong Qiao, dated July 27, 2012 *

(d)(4)	Amendment to Option Agreement by and between Guangxiang Meng and Xuchun Wang, dated July 27, 2012 *

(d)(5)	Amendment to Option Agreement by and between Guangxiang Meng and Guo Wang, dated July 27, 2012*

(d)(6)	Amendment to Option Agreement by and between Guangxiang Meng and Lingfa Huang, dated July 27, 2012*

(f)	Nevada Revised Statutes Section 92A.300 to Section 92A.500 — Rights of Dissenting Stockholders*

(g)	None
  *           Previously Filed

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3/A is true, complete and correct.

Dated: November 13, 2012

SMSA Treemont Acquisition Corp.

By:	/s/ Guo Wang
Name:	Guo Wang
Title:	Chief Executive Officer

Lucose Corp.

By:	/s/ Guangxiang Meng
Name:	Guangxiang Meng
Title:	President and Sole Director

/s/ Guangyin Meng
Guangyin Meng

/s/ Dianshun Zhang
Dianshun Zhang

/s/ Guo Wang
Guo Wang

/s/ Xuchun Wang
Xuchun Wang

/s/ Guangxiang Meng
Guangxiang Meng

/s/ Binglong Qiao
Binglong Qiao

/s/ Lingfa Huang
Lingfa Huang